EXHIBIT 99.1

Electra Advances Concrete, Structural Steel and Equipment Installation at North American Cobalt Sulfate Refinery

TORONTO, Aug. 18, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today provided an update on construction of its cobalt sulfate refinery in Temiskaming Shores, Ontario, a strategic critical minerals processing facility supported by the governments of the United States, Canada and Ontario.

Since the Company’s June construction update, field execution has advanced as the construction team has grown, with structural steel erection, concrete works, equipment installation, piping preparation and selective removal of legacy infrastructure within the brownfield refinery underway. Construction is supported by substantially complete engineering, ongoing equipment fabrication and procurement, field verification and construction planning.

  Major construction packages are now being executed: Electra has finalized definitive construction agreements with WB Melback Corporation for approximately C$26 million and Pro Pipe Construction Ltd., a subsidiary of Dalcon Construction, for approximately C$6.8 million, both as previously announced. Work under these agreements is actively advancing across the solvent extraction and crystallizer circuits. Electra is also advancing work with Kilmarnock Enterprises under its previously announced structural, mechanical and piping construction package while the definitive construction agreement is being finalized.
  Solvent Extraction: Concrete piers and pump bases are being installed, internal structural pipe-rack steel erection is continuing, process equipment is being levelled and set into final position, and, under Melback’s scope of work, pipe work is also advancing.
  Existing Refinery: Kilmarnock has completed site mobilization, including the establishment of an onsite fabrication facility, and has commenced selective removal of legacy piping and compressed air equipment to prepare existing brownfield areas for new construction and equipment installation. Its broader scope includes concrete and civil works, structural steel, process equipment installation, and piping fabrication and installation.
  Crystallizer: Site mobilization and verification have been completed. Reinforcing steel is being installed, and concrete work is progressing on floors and equipment bases, while piping fabrication and other mechanical preparation continue.
  Engineering is substantially complete and supporting construction: Major design deliverables have been issued, general arrangement drawings for priority refinery areas are complete, and the first and second releases of piping isometrics have been issued to the mechanical contractor. Remaining engineering activity focuses primarily on field-driven changes, resolution of site queries and construction support.
  Equipment fabrication and deliveries: Automated and manual valve packages are progressing through delivery, fabrication has started on the ion-exchange strip filter, bentonite bins and procurement is advancing on generators, pumps and other plant equipment.
  Project oversight and safety resources strengthened: The initial construction safety program review has been completed, contractor coordination is ongoing, and the site team has been expanded with additional dedicated health, safety and construction leadership.

“We are now seeing the refinery take shape in the field, with concrete, structural steel, equipment setting and piping preparation underway,” said Paolo Toscano, Vice President, Projects & Engineering. “Engineering is substantially complete; several critical construction agreements are now being executed, and our focus is on delivering the project schedule. We remain disciplined in our approach to contractor coordination, safety, cost and schedule as construction advances.”

Electra is executing the project through a series of construction packages tied to the refinery’s principal process areas. The segmented strategy assigns defined scopes to specialized contractors, broadening access to labour while improving visibility into package-level cost, schedule and performance.

The refinery is a fully permitted brownfield facility designed to produce battery-grade cobalt sulfate for North American lithium-ion battery, energy storage, defense and industrial markets. As previously announced, select commissioning activities are targeted to begin in the fourth quarter of 2026, mechanical completion is targeted for the second quarter of 2027, full commissioning and production ramp-up is expected in the third quarter of 2027, and commercial production is targeted for the fourth quarter of 2027.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.